Contact

www.linkedin.com/in/geneeidelman
(LinkedIn)
geneeidelmanmedia.com
(Personal)
azureprintedhomes.com
(Company)

Top Skills

Leadership Development
Business Development
Strategic Planning

Languages

English (Native or Bilingual)
Ukrainian (Native or Bilingual)

Honors-Awards

James P. Boyle Entrepreneurial
Leadership Award

#1 Fastest Growing Company
serving Inner-cities

One of the Ten Outstanding Young
People of the World

Education Innovator

Innovation Award Winner

Gene Eidelman

3D-printed sustainable homes | Entrepreneur | Inventor | TEDx
Speaker | Best-selling Author
Los Angeles, California, United States

Summary

Cofounding Azure Printed Homes, my focus is on revolutionizing the
construction industry through sustainable practices and innovative
3D printing technology. Our team's commitment to using recycled
materials has enabled us to construct homes 70% faster and 30%
less expensively while maintaining a positive environmental impact.
The competencies in strategic leadership, facilitate the continuous
growth and operational excellence of our company.

My journey to founding Azure stemmed from witnessing firsthand the
inefficiencies and environmental impact of traditional construction
methods. I saw a clear need for a more sustainable and efficient
approach, one that could address the growing housing crisis while
minimizing our footprint on the planet. This realization, coupled with
the exciting potential of 3D printing technology, sparked the vision for
Azure Printed Homes.

Experience

Azure Printed Homes
Chief Executive Officer
March 2022 - Present (3 years 11 months)
Los Angeles Metropolitan Area

Azure Construction
Co-Founder
August 2019 - October 2025 (6 years 3 months)
Los Angeles, California, United States

Azure Construction is a California General Contractor

Houck Construction, Inc.
COO and General Manager
July 2018 - August 2019 (1 year 2 months)
Los Angeles, California, United States

Houck Construction is a California general contractor for residential renovations and construction

GamePlan
Co Founder
July 2015 - June 2018 (3 years)
London, Greater London, United Kingdom

GamePlan helped companies to select employees by using proprietary technology for candidates' assessment

Mosaica Education, Inc.
President and COO
January 1997 - May 2015 (18 years 5 months)
New York, New York

Mosaica Education was a leading, US-based education organization that served preschool through high school students in public, private, charter and online education settings, throughout the United States and globally, and has also developed Paragon, an award-winning curriculum. Mosaica had offices in the United States, the United Kingdom, India and the United Arab Emirates and managed over 90 school programs. Company served approximately 100,000 students. Gene co-founded Mosaica Education in 1997 and company was sold in 2015.

Children's Discovery Centers, Inc.
CEO of Prodigy Division
January 1995 - January 1997 (2 years 1 month)

Children's Discovery Centers is a premier early care and education provider serving infants through Kindergarteners in multiple locations across the country. The organization was acquired by Milken's Knowledge Universe in 1997. While at Children's Discovery Centers, Gene was President of the Prodigy Division, overseeing 69 corporate child care centers and nurseries in 23 states.

Prodigy Child Development Centers
CEO
January 1988 - January 1995 (7 years 1 month)

Prodigy was a provider of corporate-sponsored child care for corporations wishing to help their employees achieve a healthy work/family balance. Prodigy developed and operated child development centers for 6 of the Top 10 American corporations including IBM, General Motors, Chrysler, General

Electric, Amoco and Meryl Lynch. The organization was acquired by publicly-held Children's Discovery Centers in 1995.

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Education

Pepperdine University
Master of Business Administration - MBA, Business Administration and Management, General · (September 2018 - December 2019)

University of Southern California
Business Administration and Management, General